Exhibit 77 E

On February 3, 2004, Longleaf Partners Small-Cap
 Fund and Southeastern Asset Management, Inc.
were named in a Complaint filed by The MONY
 Group, Inc. (MONY) in the US District Court for the Southern District of New York alleging that Southeastern and the Small-Cap Fund had violated Sections 14(a) and 13(d) of the Securities Exchange Act of 1934 with respect to their activities opposing the proposed acquisition of MONY by AXA Financial.
 On May 18, 2004, MONY shareholders
 approved the merger, and the company
 ceased pursuing litigation against
 Southeastern and Longleaf.